Exhibit 99.19

Volaris Reports July 2019 Traffic Results:

18% Passenger Growth – Record 2 Million Passengers

Mexico City, Mexico. August 5, 2019 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reported July 2019 and preliminary year to date traffic results.

In July 2019, capacity measured by ASMs (Available Seat Miles) increased by 17.1% vs last year, with demand measured by RPMs (Revenue Passenger Miles) showing a significant increase of 17.2%. Volaris carried a record number of 2.0 M passengers in total (18.4% increase vs last year), with load factor at the same level vs last year to 88.8%.

During the month, Volaris launched one domestic route from Tapachula, Chiapas to Tijuana, Baja California.

Volaris’ President and Chief Executive Officer, Enrique Beltranena, commenting on the traffic results for July: “The significant healthy capacity growth during the month is a result of a solid passenger demand in domestic and international markets”.

The following table summarizes Volaris´ traffic results for the month and year to date.

	July 2019	July 2018	Variance	July YTD 2019	July YTD 2018	Variance
RPMs (in millions, scheduled & charter)
Domestic	1,319	1,158	13.8%	8,516	7,154	19.0%
International	626	501	25.1%	3,542	2,996	18.2%
Total	1,945	1,659	17.2%	12,058	10,150	18.8%
ASMs (in millions, scheduled & charter)
Domestic	1,470	1,271	15.7%	9,692	8,205	18.1%
International	720	599	20.1%	4,356	3,780	15.3%
Total	2,190	1,870	17.1%	14,048	11,985	17.2%
Load Factor (in %, scheduled)
Domestic	89.7%	91.1%	(1.4) pp	87.9%	87.2%	0.7 pp
International	87.0%	83.7%	3.3 pp	81.4%	79.3%	2.1 pp
Total	88.8%	88.8%	0.0 pp	85.9%	84.7%	1.2 pp
Passengers (in thousands, scheduled & charter)
Domestic	1,567	1,347	16.4%	10,139	8,351	21.4%
International	437	347	25.9%	2,482	2,096	18.4%
Total	2,004	1,694	18.4%	12,621	10,447	20.8%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 194 and its fleet from four to 79 aircraft. Volaris offers more than 403 daily flight segments on routes that connect 40 cities in Mexico and 25 cities in the United States and Central America with one of the youngest fleet in Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for ten consecutive years. For more information, please visit: www.volaris.com

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100